Exhibit 99.1

Foresight Announces Fourth Quarter and Full Year 2023 Financial Results

NESS ZIONA, Israel — March 27, 2024 — Foresight Autonomous Holdings Ltd., an innovator in automotive vision systems (Nasdaq and TASE: FRSX) (“Foresight” or the “Company”), today reported financial results for the fourth quarter and full year ended December 31, 2023. Foresight ended the full year 2023 with revenues of $497,000 and with $15.7 million in cash, cash equivalent and restricted cash.

The Company reported a U.S. generally accepted accounting principles (GAAP) operating loss of $16.3 million which is approximately a 7% decrease from the GAAP operating loss of $17.5 million reported for the full year 2022. Foresight reported a GAAP net loss of $3.6 million for the fourth quarter 2023, compared to a GAAP net loss of $3.8 million for the fourth quarter 2022, and a non-GAAP net loss of $3.3 million for the fourth quarter 2023, compared to a non-GAAP loss of $3.4 million for the fourth quarter 2022. A reconciliation between GAAP net loss and non-GAAP net loss is provided in the financial statements that are part of this release.

“In 2023, the world was captivated by the potential of artificial intelligence (AI) to revolutionize the ways in which we live, work, and travel,” said Haim Siboni, CEO of Foresight. “This excitement extended to the mobility and transportation industries, as Foresight and its subsidiaries and affiliates gained momentum and drew global interest in their AI-based technologies and other innovative solutions. Foresight recently completed two paid proof of concept (POC) projects with a leading Japanese vehicle manufacturer, demonstrating the widespread commercial viability of our solutions for 3D depth perception. These successful projects follow similar collaborations with leading manufacturers in China, Israel, and South Korea. Foresight continues to execute on its strategy of collaborating with some of the world’s largest Tier One automotive suppliers, indicating expansive and diverse potential for long-term growth.”

“Foresight recently announced several milestones together with its wholly owned subsidiary, Eye-Net Mobile Ltd. (“Eye-Net Mobile” or “Eye-Net”). Eye-Net has successfully completed the technology validation phase of a multi-phase collaboration project with SoftBank Corp. (“SoftBank”). Moving forward, SoftBank will collaborate with its business partners to initiate sales efforts for Eye-Net’s products in Japan. Together, we believe that Foresight and Eye-Net are poised to achieve commercial breakthroughs in 2024,” concluded Siboni.

Recent Corporate Highlights:

●	Eye-Net and Softbank Corp. Successfully Complete Technology Validation Phase for Connected Mobility Applications in Japan: In March 2024, Eye-Net announced that SoftBank will collaborate with its business partners to initiate commercial validation efforts of Eye-Net’s products in Japan. This follows the successful completion of the technology validation of Eye-Net’s products. SoftBank and Eye-Net have entered into a multi-phase agreement initiated in a paid technological POC, of which the first phase was successfully completed in November 2023. Through this collaboration, SoftBank will initiate sales efforts with its key business partners to move forward with the commercial validation of Eye-Net’s solutions, paving the way for improved collision prevention in Japan.

●	Eye-Net Secures Follow-up Order from Leading Japanese Vehicle Manufacturer: In March 2024, Eye-Net announced that it has received an additional order for a paid development project from a leading global Japanese vehicle manufacturer, following the successful completion of the first two phases of a paid POC project. The parties engaged in a POC project back in February 2023. The successful completion of that phase is a significant milestone, demonstrating the feasibility and potential benefits of Eye-Net’s technology for the automotive industry.

●	Foresight Successfully Completes Project with Leading Japanese Vehicle Manufacturer: In February 2024, Foresight announced the successful completion of two POC projects with a leading Japanese vehicle manufacturer. The vehicle manufacturer evaluated the accuracy of Foresight’s unique automatic calibration capabilities to enhance 3D depth perception. Following satisfactory results, the parties are exploring co-development initiatives for further evaluation of the solution’s capabilities. Potential collaboration may involve integration of Foresight’s technology into the manufacturer’s passenger vehicles.

●	Foresight Announces Pricing of $4.5 Million Registered Direct Offering: In December 2023, Foresight announced it entered into definitive agreements with institutional investors and insiders of the Company, including the Company’s Chief Executive Officer (through a company under his control), for the purchase and sale of 4,500,000 of the Company’s American Depositary Shares (“ADSs”) at a price of $1.00 per ADS pursuant to a registered direct offering. The gross proceeds of the offering amounted to $4.5 million before deducting placement agent fees and other offering expenses.

●	Eye-Net Selected by European Software République Consortium to Take Part in the Road Safety Revolution: Foresight’s wholly owned subsidiary, Eye-Net Mobile, signed an agreement to join Software République in November 2023. Software République is a European innovation ecosystem for intelligent, secure, and sustainable mobility, founded by Dassault Systèmes SE, Eviden, Orange S.A., Renault Group, STMicroelectronics N.V and Thales Group. Eye-Net was selected to join Software République’s incubation program for a project that will deliver an accessible vehicle-to-everything (V2X) road safety solution for all road users.

●	Foresight Receives Notice of U.S. Patent Allowance for 3D Image Analysis System and Calibration Technology: in October 2023 Foresight received a notice of allowance from the U.S. Patent and Trademark Office for its patent application, number 17/982,691, for “System and Method for Stereoscopic Image Analysis.” The patented technology enables the generation of 3D depth perception from any given pair of cameras, even those that have different optical properties and fields of view. The patent serves as the underlying technology of Foresight’s Mono2Stereo™ and Mono2Stereo™ 360° perception enhancement solutions.

Fourth Quarter 2023 Financial Results

●	Revenues for the fourth quarter of 2023 increased by 39.4% to $138,000, compared to $99,000 for the fourth quarter of 2022. The revenues were generated primarily from the successful completion of a POC project with a leading Japanese vehicle manufacturer in the amount of $60,000, and from the commercialization agreement with Elbit Systems Land Ltd. (“Elbit”) in the amount of $57,000.

●	Research and development (R&D) expenses, net for the fourth quarter of 2023 were $2,430,000, a 20% decrease compared to $3,035,000 for the fourth quarter of 2022. The decrease is mainly attributed to a decrease in payroll and related expenses and a decrease in subcontracted work and consultants.

●	Sales and marketing (S&M) expenses for the fourth quarter of 2023 were $290,000, a decrease of 38.4% compared to $471,000 for the fourth quarter of 2022. The decrease is mainly attributed to a decrease in payroll and related expenses and a decrease in consultants.

●	General and administrative (G&A) expenses for the fourth quarter of 2023 were $675,000, a decrease of 37.9% compared to $1,087,000 in the fourth quarter of 2022. The decrease is primarily attributed to a decrease in payroll and related expenses and in professional services.

●	Financial expenses, net for the fourth quarter of 2023 were $255,000, compared to financial income, net of $718,000 in the fourth quarter of 2022. Financial expenses, net for the fourth quarter of 2023 consisted of a loss from the revaluation of the Company’s investment in Rail Vision Ltd. to its fair value in the amount of $759,000, offset by exchange rate differences and others in the amount of $383,000 and by interest income in the amount of $121,000. Finance income, net for the fourth quarter of 2022 consisted of profit from the revaluation of the Company’s investment in Rail Vision Ltd. to its fair value in the amount of $1,267,000 and interest income in the amount of $387,000, offset by exchange rate differences and others in the amount of $936,000.

●	GAAP net loss for the fourth quarter of 2023 was $3,551,000, or $0.011 per ordinary share, compared to a GAAP net loss of $3,820,000, or $0.012 per ordinary share, in the fourth quarter of 2022.

●	Non-GAAP net loss for the fourth quarter of 2032 was $3,293,000, or $0.01 per ordinary share, compared to a non-GAAP net loss of $3,377,000 in the fourth quarter of 2022, or $0.01 per ordinary share. A reconciliation between GAAP net loss and non-GAAP net loss is provided following the financial statements that are part of this release. Non-GAAP results exclude the effect of share-based compensation expenses.

Full Year 2023 Financial Results

●	Revenues for the full year ended December 31, 2023, decreased by 9.6% to $497,000, compared to $550,000 for the full year ended December 31, 2022. The revenues were generated primarily from the commercialization agreement of the Company with Elbit in the amount of $250,000 and from the successful execution of several projects including: POC project with two leading Japanese vehicle manufacturers in the amount of $106,000, POC project of Eye-Net with SoftBank in the amount of $34,000 and from a POC project of Eye-Net with a leading Japanese vehicle manufacturer in the amount of $28,000.

●	R&D expenses, net for the full year ended December 31, 2023, were $11,587,000, compared to $11,534,000 for the full year ended December 31, 2022.

●	S&M expenses for the full year ended December 31, 2023, were $1,939,000, a decrease of 13% compared to $2,230,000 for the full year ended December 31, 2022. The decrease is mainly attributed to a decrease in payroll and related expenses and a decrease in consultants offset by an increase in exhibitions and travel.

●	G&A expenses for the full year ended December 31, 2023 were $3,119,000, a decrease of 21.8% compared to $3,989,000 for the full year ended December 31, 2022. The decrease is mainly attributed to a decrease in payroll and related expenses and in professional services.

●	Financial expenses, net for the full year ended December 31, 2023 were $2,119,000, a decrease of 49.8% compared to financial expenses, net of $4,221,000 for the full year ended December 31, 2022. Financial expenses, net for the year ended December 31, 2023, consisted of loss from the revaluation of the Company’s investment in Rail Vision Ltd. to its fair value in the amount of $2,333,000 and from exchange rate differences and others in the amount of $453,000, offset by interest income in the amount of $667,000. Financial expenses, net for the year ended December 31, 2022, consisted of loss from the revaluation of the Company’s investment in Rail Vision Ltd. to its fair value in the amount of $2,208,000, and exchange rate differences and others in the amount of $2,202,000, offset by interest income in the amount of $189,000.

●	GAAP net loss for the full year ended December 31, 2023, was $18,410,000, or $0.056 per ordinary share, a decrease of 15.1% compared to a GAAP net loss of $21,676,000 for the full year ended December 31, 2022, or $0.067 per ordinary share.

●	Non-GAAP net loss for the full year ended December 31, 2023, was $16,969,000, or $0.051 per ordinary share, compared to a non-GAAP net loss of $19,850,000 for the full year ended December 31, 2022, or $0.061 per ordinary share.

Balance Sheet Highlights

●	Cash and restricted cash totaled $15.7 million as of December 31, 2023, compared to $26.5 million in cash, restricted cash, and short-term deposits as of December 31, 2022.

●	GAAP total equity totaled $16.0 million as of December 31, 2023, a decrease of 44.4% compared to $28.8 million as of December 31, 2022. The decrease is mainly attributed to the net loss for the period in the amount of $18,410,000 and from share-based payments in the amount of $1,441,000, offset by issuance of ordinary shares, net of issuance expenses, in the amount of $4,183,000.

Use of Non-GAAP Financial Results

In addition to disclosing financial results calculated in accordance with United States generally accepted accounting principles (GAAP), the company’s earnings release contains non-GAAP financial measures of net loss for the period that exclude the effect of stock-based compensation expenses. The company’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of the company’s ongoing operations. Management also uses both GAAP and non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors. The non-GAAP financial measures disclosed by the company should not be considered in isolation or as a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated. Reconciliations between GAAP measures and non-GAAP measures are provided later in this press release.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration and dense three-dimensional (3D) point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on X, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses that its collaboration agreements indicate expansive and diverse potential for long-term growth, the belief that it and Eye-Net are poised to achieve commercial breakthroughs in 2024, the potential for SoftBank to initiate sales efforts with its key business partners to move forward with the commercial validation of Eye-Net’s solutions, paving the way for improved collision prevention in Japan and that it expects to explore co-development initiatives with a leading Japanese vehicle manufacturer, for further evaluation of its solution’s capabilities. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 27, 2024, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	As of December 31, 2023	As of December 31, 2022
ASSETS

Current assets:
Cash and cash equivalents	$15,635	$19,173
Restricted cash	99	102
Short term deposits	-	7,216
Marketable equity securities	474	2
Trade Receivables	308	-
Other receivables	531	842
Total current assets	17,047	27,335

Non-current assets:
ROU asset	1,802	2,156
Investment in equity securities	-	2,804
Fixed assets, net	461	598
	2,263	5,558

Total assets	$19,310	$32,893

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Trade payables	$136	$315
Operating lease liability	468	527
Other accounts payables	1,548	1,792
Total current liabilities	2,152	2,634

Non-current liabilities:
Operating lease liability	1,163	1,476

Total liabilities	3,315	4,110
Shareholders’ equity:
Ordinary shares of NIS 0 par value;	-	-
Additional paid-in capital	135,282	129,810
Accumulated deficit	(119,890)	(101,480)
Total Foresight Autonomous Holdings LTD. shareholders’ equity	15,392	28,330
Non-Controlling Interest	603	453
Total equity	15,995	28,783

Total liabilities and shareholders’ equity	$19,310	$32,893

FORESIGHT AUTONOMOUS HOLDINGS LTD.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE
LOSS

U.S. dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2023	2022	2023	2022
Revenues	497	550	138	99

Cost of revenues	143	252	39	44

Gross profit	354	298	99	55

Research and development expenses	(11,587)	(11,534)	(2,430)	(3,035)

Sales and marketing expenses	(1,939)	(2,230)	(290)	(471)

General and administrative	(3,119)	(3,989)	(675)	(1,087)

Operating loss	(16,291)	(17,455)	(3,296)	(4,538)

Financing income (expenses), net	(2,119)	(4,221)	(255)	718

Net loss	(18,410)	(21,676)	(3,551)	(3,820)

FORESIGHT AUTONOMOUS HOLDINGS LTD.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

U.S. dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2023	2022	2023	2022

Net cash used in operating activities
Loss for the Period	(18,410)	(21,676)	(3,551)	(3,820)

Adjustments to reconcile loss to net cash provided by (used in) operating activities:	3,484	4,619	(45)	(134)

Net cash used in operating activities	(14,926)	(17,057)	(3,596)	(3,954)

Cash Flows from Investing Activities
Changes in short term deposits	7,216	10,297	-	10,527
Purchase of fixed assets	(124)	(313)	(10)	(31)
Investment in SAFE	-	(286)	-	-
Investment in equity securities	-	(715)	-	-

Net cash provided by (used in) investing activities	7,092	8,983	(10)	10,496

Cash flows from Financing Activities:
Issuance of ordinary shares, net of issuance expenses	4,181	-	4,048	-

Net cash provided by financing activities	4,181	-	4,048	-

Effect of exchange rate changes on cash and cash equivalents	112	(839)	1,094	197

Increase (decrease) in cash and cash equivalents and Restricted cash	(3,541)	(8,913)	1,536	6,739
Cash and cash equivalents and Restricted cash at the beginning of the period	19,275	28,188	14,198	12,536

Cash and cash equivalents and Restricted cash at the end of the period	15,734	19,275	15,734	19,275

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

U.S. dollars in thousands

Adjustments to reconcile loss to net cash provided by (used in) operating activities:	Year ended December 31,		Three months ended December 31,
	2023	2022	2023	2022
Share-based payment	1,441	1,826	258	443
Depreciation	263	218	72	57
Revaluation of marketable equity securities	2,330	2,217	754	(1,268)
exchange rate changes on cash and cash equivalents	(112)	839	(1,094)	(197)
Changes in assets and liabilities:
Decrease (increase) in other receivables	311	(182)	384	158
Increase (decrease) in trade payables	(179)	62	(115)	87
Increase in trade receivables	(308)	-	(308)	-
Change in operating lease liability, net	(18)	(289)	101	23
Increase (decrease) in other accounts payable	(244)	(72)	(97)	563

Adjustments to reconcile loss to net cash provided by (used in) operating activities	3,484	4,619	(45)	(134)

Supplemental cash flow information related to operating leases was as follows:
	Year ended		Three months ended
	December 31,		December 31,
	2023	2022	2023	2022

Cash payments for operating leases	537	550	138	139
New operating lease assets obtained in exchange for operating lease liabilities	155	-	-	-

SUPPLEMENTAL RECONCILIATION OF GAAP TO NON-GAAP RESULTS

(Unaudited) U.S. dollars in thousands

	Year ended December 31		Three months ended December 31,
	2023	2022	2023	2022
GAAP operating loss	(16,291)	(17,455)	(3,296)	(4,538)
Share-based compensation in cost of services	9	25	2	8
Share-based compensation in research and development	849	929	152	233
Share-based compensation in sales and marketing	118	196	17	33
Share-based compensation in general and administrative	465	676	87	169
Non-GAAP operating loss	(14,850)	(15,629)	(3,038)	(4,095)

GAAP net loss	(18,410)	(21,676)	(3,551)	(3,820)
Share-based compensation expenses	1,441	1,826	258	443
Non-GAAP net loss	(16,969)	(19,850)	(3,293)	(3,377)